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                                   OMB Number: 3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )
                                          ------

                               InsWeb Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45809K103
                             ---------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)

         /X/     Rule 13d-1(c)

         / /     Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (3/98)

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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 2 OF 9 PAGES
---------------------------                      -----------------------------

------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Darrell J. Ticehurst

------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /
------------------------------------------------------------------------------
3             SEC USE ONLY

------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
------------------------------------------------------------------------------
                            5          SOLE VOTING POWER
                                                1,125
NUMBER OF                   --------------------------------------------------
SHARES                      6          SHARED VOTING POWER
BENEFICIALLY                                    1,744,605
OWNED BY                    --------------------------------------------------
BY EACH                     7          SOLE DISPOSITIVE POWER
REPORTING                                       1,125
PERSON                      --------------------------------------------------
WITH                        8          SHARED DISPOSITIVE POWER
                                                1,744,605
------------------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,745,730
------------------------------------------------------------------------------
10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              / /

------------------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       5.02%
------------------------------------------------------------------------------
12            TYPE OF REPORTING PERSON *
                       IN
------------------------------------------------------------------------------


*SEE INSTRUCTION BEFORE FILLING OUT!

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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 3 OF 9 PAGES
---------------------------                      -----------------------------

Item 1(a)         NAME OF ISSUER:

                  InsWeb Corporation

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  901 Marshall Street
                  Redwood City, CA  94063

Item 2(a)         NAME OF PERSON FILING:

                  Darrell J. Ticehurst

Item 2(b)         ADDRESS OF PERSON FILING:

                  901 Marshall Street
                  Redwood City, CA  94063

Item 2(c)         CITIZENSHIP:

                  USA

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.001 par value

Item 2(e)         CUSIP NUMBER:

                  45809K103

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

         (a)   / /  Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).

         (b)   / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

         (c)   / /  Insurance company as defined in section 3(a)(19)
                    of the Act (15 U.S.C. 78c).

         (d)   / /  Investment company registered under section 8 of
                    the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   / /  An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E);

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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 4 OF 9 PAGES
---------------------------                      -----------------------------


         (f)   / /  An employee benefit plan or endowment fund in
                    accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)   / /  A parent holding company or control person in
                    accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)   / /  A savings associations as defined in Section 3(b)
                    of the Federal Deposit Insurance Act (12 U.S.C.
                    1813);

         (i)   / /  A church plan that is excluded from the
                    definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4            OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class and securities of the issuer identified in Item I.

       (a) Amount "beneficially" owned within the meaning of rule 13d-3:

           1,745,730

       (b) Percent of class:

           5.02% (based on 34,742,760 shares outstanding at 12/31/99)

       (c) Number of shares as to which such person has:

           (i)   sole power to vote or direct the vote:  1,125
           (ii)  shared power to vote or direct the vote:  1,744,605
           (iii) sole power to dispose or to direct the disposition of: 1,125
           (iv)  shared power to dispose or to direct disposition of: 1,744,605

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON

                  Not Applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH AS ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 5 OF 9 PAGES
---------------------------                      -----------------------------


                  Not Applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

Item 10           CERTIFICATIONS.

                  (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                       By signing below I certify that, to the best of my
                   knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                        By signing below I certify that, to the best of my
                   knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties for whom copies are to be sent.

                   ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF
                              FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 6 OF 9 PAGES
---------------------------                      -----------------------------


/s/                                          /s/
----------------------------------           ----------------------------------
Darrell J. Ticehurst, Trustee                Carmi J. Ticehurst, Trustee
The Ticehurst 1999 Revocable Trust,          The Ticehurst 1999 Revocable Trust,
dated June 28, 1999                          dated June 28, 1999


/s/                                          /s/
----------------------------------           ----------------------------------
Darrell J. Ticehurst                         Carmi J. Ticehurst



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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 7 OF 9 PAGES
---------------------------                      -----------------------------


                                  EXHIBIT INDEX

EXHIBIT REFERENCE                  DESCRIPTION
A                                  Agreement to Jointly File Schedule13G

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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 8 OF 9 PAGES
---------------------------                      -----------------------------

                                   EXHIBIT A

                    Agreement to Jointly File Schedule13(G)


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---------------------------                      -----------------------------
CUSIP NO. 45809K103                   13G              PAGE 9 OF 9 PAGES
---------------------------                      -----------------------------


                     AGREEMENT TO JOINTLY FILE SCHEDULE 13G




         AGREEMENT dated as of February 14, 2000 by and between The Ticehurst 1999 Revocable Trust, dated June 28, 1999 ("The Trust") and Darrell J. Ticehurst.

         WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

         NOW, THEREFORE, the undersigned hereby agree as follows:

         1. The Schedule 13G with respect to InsWeb Corporation, to which this is attached as Exhibit A, is filed on behalf of The Trust and Darrell J. Ticehurst.

         2. Each of The Trust, Darrell J. Ticehurst and Carmi J. Ticehurst is responsible for the completeness and accuracy of the information concerning such person contained therein.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.



/s/
------------------------------------------------------
Darrell J. Ticehurst, Trustee
The Ticehurst 1999 Revocable Trust,
dated June 28, 1999


/s/
------------------------------------------------------
Carmi J. Ticehurst Trustee
The Ticehurst 1999 Revocable Trust,
dated June 28, 1999


/s/
------------------------------------------------------
Darrell J. Ticehurst